# HighTower Securities, LLC

Statement of Financial Condition and Report of Independent
Registered Public Accounting Firm as of
December 31, 2020

_____
Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.
_____







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53560 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighTower Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 2500
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Karl 312-962-3821
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 200 E Randolph St. | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Matthew Kari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighTower Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public

CHARLES ROSS WATTS - NOTARY PUBLIC STATE OF OHIO COMM. EXP. FEB 10, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
HighTower Securities, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of HighTower Securities, LLC
(the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 26, 2021

**HighTower Securities, LLC**

**Statement of Financial Condition**
**December 31, 2020**

| Assets | | |
|---|---|---|
| Cash | $ | 4,529,743 |
| Deposits with clearing brokers | | 735,000 |
| Receivables from clearing brokers | | 640,698 |
| Fee and brokerage income receivable | | 661,881 |
| Other assets | | 263,722 |
| **Total assets** | $ | 6,831,044 |

| Liabilities and Member's Equity | | |
|---|---|---|
| **Liabilities** | | |
| Due to affiliates | $ | 1,608,105 |
| Accounts payable and accrued expenses | | 222,081 |
| **Total liabilities** | | 1,830,186 |
| **Member's Equity** | | 5,000,858 |
| **Total liabilities and member's equity** | $ | 6,831,044 |

See Notes to Statement of Financial Condition.

**HighTower Securities, LLC**

**Notes to Statement of Financial Condition**

_____

### Note 1.        Nature of Business and Significant Accounting Policies

**Nature of business**:  HighTower Securities, LLC (the Company), an Illinois limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of HighTower Holding, LLC (the Parent).

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to clearing agreements between the Company and its clearing brokers, National Financial Services, LLC, Pershing, LLC, and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer.  The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.  The Company also has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to issuer or its agent and not to the Company.

A summary of the Company's significant accounting policies follows:

**Accounting policies**:  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

**Use of estimates**:  The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.  Actual results could differ from those estimates.

**Income taxes**:  The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes.  Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns.  The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification (ASC) 740 _Income Taxes_.  When tax returns are filed, it is highly certain that some positions taken would be sustained, upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the Statement of Financial Condition in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  Tax positions taken are not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2020 and, accordingly, has not recorded a liability for the payment of any interest or penalties.

**HighTower Securities, LLC**

**Notes to Statement of Financial Condition**
_____

**Note 1.          Nature of Business and Significant Accounting Policies (continued)**

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2017.

**New Accounting Pronouncements:** In June 2016, the FASB issued ASU No. 2016-13, "*Measurement of Credit Losses on Financial Instruments*" (ASU 2016-13) also referred to as CECL. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimate. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirement as ASU 2016-13. This standard requires companies to project an expected credit loss for financial assets based on historical data, current conditions and supportable forecasts of future conditions. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019. On January 1, 2020, the Company adopted ASU 2016-13 using a modified retrospective approach. Adoption did not have a material impact on the Company's Statement of Financial Condition.

**Note 2.          Cash**

Cash includes cash in bank accounts at BMO Harris Bank N.A. and cash balances at clearing brokers National Financial Services, LLC, Pershing, LLC and J.P. Morgan Clearing Corp. representing commissions and fees earned and collected by the Company.

**Note 3.          Deposits with and Receivables from Clearing Brokers**

At December 31, 2020, deposits with clearing brokers includes cash security deposits totaling $735,000 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers consist of amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.  A portion of the Company's trades and contracts are cleared through clearing organizations and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

**HighTower Securities, LLC**

**Notes to Statement of Financial Condition**

_____

**Note 3.       Deposits with and Receivables from Clearing Brokers (continued)**

The following table presents receivables from clearing brokers by clearing broker and balance type.

| Receivables from clearing brokers | | |
|---|---|---|
| JP Morgan Clearing Corp. | | |
| Money market rebates | $ | 524,712 |
| Other clearing receivables | | 5,778 |
| Total JP Morgan Clearing Corp. | | 530,490 |
| National Financial Services, LLC | | |
| Fees and commissions receivable | | 82,568 |
| Trade date adjustment | | 2,566 |
| Total National Financial Services, LLC | | 85,134 |
| Pershing, LLC | | |
| Annual cash commitment incentive | | 25,000 |
| Trade date adjustment | | 74 |
| Total Pershing, LLC | | 25,074 |
| **Total receivables from clearing brokers** | $ | 640,698 |

**Note 4.       Related Parties**

Due to affiliates consists of transactions with entities affiliated with the Company through common ownership. The Company has an expense sharing agreement with the Parent which allocates certain services such as rent, professional fees, technology and telecommunication, travel and entertainment, depreciation and other various expenses. The shared expense allocation is based on methodologies in support of regulatory compliance and with growing, operating and servicing the business and its clients. A core element includes allocating expenses and other costs in relation to the number and percentage of accounts being serviced by the Company. As of December 31, 2020, the Company has a payable with the Parent related to these shared expenses of $1,252,708, which is included in due to affiliates on the Statement of Financial Condition.

The Company also has service agreements with the Parent to collect commissions and fees relating to their wealth management practices.  Additionally, fees are collected for other affiliated entities through common ownership with the Parent.  As of December 31, 2020, the Company has a payable to the Parent relating to the commissions and fees of $340,561 and a payable to other affiliated entities of $14,836, both are included in due to affiliates on the Statement of Financial Condition.

**Note 5.       Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments,
                    Contingencies and Indemnifications**

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business.  There are currently no such matters pending that the Company believes could have a material adverse effect on the Statement of Financial Condition.

On January 25, 2019, FINRA released an announcement detailing a 529 Plan Share Class Initiative (the Initiative) which recommended firms promptly remedy potential supervisory and suitability violations

**HighTower Securities, LLC**

**Notes to Statement of Financial Condition**
_____

**Note 5.  Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications (continued)**

relating to advisors executing trades on behalf of their customers in 529 plans that were inconsistent with the accounts' investment objectives, and to return money to harmed investors as quickly and efficiently as possible.  On July 1, 2019, the Company notified FINRA Enforcement that they would participate in this Initiative.  Upon notification, the Company began working with FINRA to remediate the matter, including calculation of the remediation amount.  In accordance with ASC 450, _Contingencies_, the Company accrued a $1.2 million liability in 2019 for the estimated remediation payments.  In 2020, the Company had additional discussions with FINRA and engaged a third-party consultant to review the remediation amount.  As a result of these conversations, the Company adjusted the prior year 529 remediation accrual to $72,372.

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.  Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements.  The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities.  In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers.  The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for certain losses incurred related to customers introduced by the Company.  The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and margin balances and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  Management believes that the Company is not exposed to any significant credit risk on bank deposits.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company.  The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.  However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications.  The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.  The Company expects the risk of any future obligations under these indemnifications to be remote.

_____

**Note 6.        Net Capital Requirements**

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital. Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had regulatory net capital of $4,503,794 which was $4,253,794 in excess of its required net capital of $250,000.  The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

**Note 7.        Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2021, the date of the filing of this report.  There have been no material subsequent events that occurred during such period that would require disclosure in this report or recognition in the Statement of Financial Condition as of December 31, 2020.